April 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Mary A. Cole, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Fidus Investment Corporation
Registration Statement on Form N-2, as amended
File No. 333-182785

Dear Ms. Cole:

Fidus Investment Corporation (the “Company”) filed Post-Effective Amendment No. 3 to the Registration Statement (“Post-Effective Amendment No. 3”) under the Securities Act of 1933 (the “Securities Act”) via EDGAR as a POS 8C filing on April 9, 2013. The Registration Statement relates to the shelf offering from time to time, in one or more offerings or series, together or separately, of up to $300,000,000 worth of the Company’s common stock, preferred stock, subscription rights, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock, or debt securities under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford Post-Effective Amendment No. 3 selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984). The disclosure contained in Post-Effective Amendment No. 3 is substantially similar to the disclosure contained in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement filed on August 27, 2012 that was declared effective on August 30, 2012 (the “2012 Registration Statement”). Post-Effective Amendment No. 3 has been updated primarily to include the audited financial statements for the year-ended December 31, 2012, compensation information of the Company’s Board of Directors and related information for the year ended December 31, 2012. Additionally, Post-Effective Amendment No. 3 updates certain items in the 2012 Registration Statement, and such items have already been included in filings made pursuant to the Securities Exchange Act of 1934 and prospectus supplements filed since the 2012 Registration Statement.

If you have any questions or comments regarding the foregoing, please feel free to contact me via phone at (901) 543-5918 or via email at hwbrown@bassberry.com.

Sincerely,

/s/ Helen W. Brown

Helen W. Brown